[Letterhead of American Bank Incorporated]


November 10, 2005

VIA EDGAR AND FACSIMILE
-----------------------

Amit Pande
Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

                Re:     American Bank Incorporated
                        Form 10-KSB for the Fiscal Year Ended December 31, 2004
                        -------------------------------------------------------
Dear Mr. Pande:

         In response to the letter from the Securities and Exchange Commission (the "Commission") to Mark W. Jaindl, President and Chief Executive Officer of American Bank Incorporated (the "Company"), dated October 25, 2005 (copy enclosed by facsimile), set forth below are the Company's responses to the letter from the Commission.

Period of Expected Recovery
---------------------------

         Although the Company believes that predicting specific time frames for economic cycles, including the recovery of the market value of securities, cannot be done with exact specificity, the Company estimates the recovery period for its preferred stock holdings in Fannie Mae and Freddie Mac as follows:

         Fannie Mae Series F - the Company believes that it is reasonable to expect a recovery to occur at March 31, 2006 or shortly thereafter. This security has a current dividend coupon of 1.37%, with a taxable equivalent yield ("TEY") of 1.86%. The dividend rate resets on March 31, 2006 to a rate equal to the two-year Treasury minus 16 basis points. The two-year Treasury rate on October 31, 2005 was 4.42%. If the two-year Treasury rate is the same on March 31, 2006 as today, this security would reset to a dividend rate of 4.26%, with a TEY of 5.79%. In addition, as stated in our previous response the steepness of the yield curve is important to the market value of this security because investors value these securities much the same as longer-term debt securities. The ten-year Treasury has a current yield of 4.59%. If, at the March 31, 2006 reset date, the ten-year Treasury yield is the same as today, this security would have a TEY of 120 basis points more than the ten-year Treasury. This is a greater spread than typical for ten-year corporate bonds rated AA. The Company

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Amit Pande
November 10, 2005
Page 2

expects that (i) a tax equivalent dividend rate of approximately 5.79% and (ii) a spread over the ten-year Treasury of 120 basis points would result in this security being priced at or near par.

         Freddie Mac Series M - the Company believes that it is reasonable to expect a recovery to occur at March 31, 2007 or shortly thereafter. This security has a current dividend coupon of 3.93%, with a TEY of 5.34%. The dividend rate resets on March 31, 2007 to rate equal to the two-year Treasury plus 10 basis points. The two-year Treasury rate on October 31, 2005 was 4.42%. If the two-year Treasury rate is the same on March 31, 2007 as today, this security would reset to a dividend rate of 4.52%, with a TEY of 6.15%. In addition, if, at the March 31, 2007 reset date, the ten-year Treasury yield is the same as today, this security would have a TEY of 156 basis points more than the ten-year Treasury. This is a greater spread to the Treasury than is typical for ten-year corporate bonds rated AA. The Company expects that (i) a tax equivalent dividend rate of approximately 6.15% and (ii) a spread over the ten-year Treasury of 156 basis points would result in this security being priced at or near par. This security reset on March 31, 2005 from a dividend coupon of 1.82% with a TEY of 2.48% to a dividend coupon 3.93% and a TEY of 5.34%. At that time the TEY, compared to the ten-year Treasury, went from a spread of negative 175 basis points to 84 basis points. The market price increased from $38.02 at December 31, 2004 to $42.53 on March 31, 2005, or more than $90,000 on the security we hold. At the time this security reset in March 2005 interest rates were rising and the yield curve was flattening. Since the reset date the two-year Treasury has increased by 59 basis points and the spread between the two-year Treasury and the ten-year Treasury has decreased from 77 basis points to 17 basis points. If these levels are maintained through the next reset date, the price of this security will be at or near par.

         Freddie Mac Series R 5.70% - the Company has reviewed this security, and considered the extent of the unrealized loss (see table below), the length of time the security has been in an unrealized loss position, the credit quality of the issuer, the current interest rate environment, the shape of the yield curve, the likelihood of recovery of market value and the materiality of the unrealized loss to the operating results of the Company, as suggested by Statement of Financial Accounting Standards ("SFAS") No. 115 and Staff Accounting Bulletin Topic 5M. Specifically, the Company notes that its unrealized losses in this security are as follows:


                                        Amortized       Market     Unrealized
                                           Cost          Price        Loss
                                        ---------       ------     ----------

         December 31, 2004              $  500,000      $49.90     $  1,000
         March 31, 2005                    500,000       47.50       25,000
         June 30, 2005                     500,000       47.50       25,000
         September 30, 2005                500,000       47.97       20,300


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Amit Pande
November 10, 2005
Page 3

         Based on the above information the Company determined, at each balance sheet date, that, considering the length of time and the immaterial extent to which this security has been in an unrealized loss position (see the bold note following paragraph 25 of SFAS 115), further impairment testing was not necessary.

Intent and Ability to Hold Securities
-------------------------------------

         Regarding the determination of our intent and ability to hold these securities until the expected recovery occurs, our intent at December 31, 2004, March 31, 2005 and June 30, 2005 was based upon our belief that these securities would recover their value during this economic cycle and that an economic cycle of several years would be a reasonable time for recovery. Further, we consider these securities to be desirable holdings due to their high credit quality and relatively short interest rate lives. The Dividend Received Deduction ("DRD") serves to further increase the attractiveness of holding these securities in our portfolio. We recognize that during periods of low rates coupled with a steep yield curve, these securities are not as desirable, but over time and changing rate cycles these securities do provide value, on a total return basis, when compared to long-term corporate debt securities.

         Regarding to our ability to hold these securities until the expected recovery, our ability could be affected by regulatory actions of Federal or state banking agencies, actions of the Internal Revenue Service to reduce or remove the DRD, downgrades by the credit rating agencies to below investment grade ratings and the liquidity needs of the Company. We know of no proposed or pending actions of the banking agencies or the IRS to change the current regulations. While at least one credit rating agency has one issuer, specifically Fannie Mae, on a negative credit watch, the issuers are still rated AA by the major rating agencies. We think that significant, multiple category downgrades are unlikely to occur in the foreseeable future. Therefore, we think a change in our ability to hold these securities until the expected recovery due to regulatory actions or credit quality issues is remote. With regards to the liquidity needs of the Company, we note that the amortized cost of the three securities we hold is $2.5 million. We perform a liquidity analysis on a quarterly basis and, excluding these securities, our sources of liquidity in excess of our expected liquidity needs have consistently been in excess of $150 million at every measurement date. We believe that a significant change in our liquidity position is remote, given that we are a bank holding company for a financial institution with numerous and significant liquidity resources.

Determination on Each Balance Sheet Date
----------------------------------------

         We believe, after careful consideration, that these securities are more like debt securities than equity securities in terms of how they are priced and investors value these securities the same as they would a long-term corporate bond. Accordingly, the Company believes that market value is not a sole indication of other-than-temporary impairment. Also important to the

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Amit Pande
November 10, 2005
Page 4


determination of value is the effect of the DRD on the tax equivalent yield. Freddie Mac Series M currently has a coupon of 3.93% and a TEY of 5.34%. The DRD effect at this point was 141 basis points. While this was an improvement over the 1.82% coupon before reset, the 5.34% TEY was 84 basis points more than the ten year Treasury note. This is below the normal spread for a ten-year corporate bond over the ten year Treasury and is reflected in the market value. At October 31, 2005, the two-year Treasury was 4.42% and, if resetting on this date the Freddie Mac Series M would have a coupon of 4.52% and a tax equivalent yield of 6.12%. At October 31, 2005 the ten-year Treasury was at 4.59%. At this date the TEY would have been 153 basis points more than the ten-year Treasury and more than the normal corporate bond spread for like maturities and credit quality. If the Freddie Mac was resetting at this date we believe the price would be at or near par.

         We note that Fannie Mae Series F reset in 2004, during an interest rate cycle of declining rates and a steepening yield curve, which is precisely the economic environment that will cause a loss of market value in this type of security. This security will reset again on March 31, 2006 in an interest rate and yield curve environment that is more favorable to this type of security and we believe will result in a recovery of market value as discussed above.

         Please see above regarding the determination on each balance sheet date with respect to the Freddie Mac Series R 5.70%.

                                    * * * * *

         As stated in our initial response letter, we believe that Fannie Mae Series F and Freddie Mac Series M are only temporarily impaired, and that impairment with respect to the Freddie Mac Series R 5.70% is immaterial. We believe that the Fannie Mae Series F and Freddie Mac Series M securities are temporarily impaired because of the historic low levels of interest rates over the last several years and the steepness of the Treasury yield curve. We expect the market value of these securities to recover during the current economic cycle, specifically, as the economy continues to expand, as interest rates rise from their historic lows, as the Treasury yield curve flattens to a more normal slope and as the Federal Reserve Board continues to remove accommodation from the Federal Funds Rate.

         Our analysis of the Freddie Mac Series M and Fannie Mae Series F preferred stock issues indicates that the market values of these securities are sensitive to both the rate of the two-year Treasury note and the steepness of the yield curve. In interest rate environments where rates are falling and the yield curve is steepening the value of these securities will be negatively impacted. This occurred when these securities reset in 2003 and 2004. When the interest rate environment is one in which rates are rising and the yield curve is flattening, these securities will be valued at levels at or above par. This is occurring now and should be reflected in the market value when these securities reset in 2006 and 2007. We note that Freddie Mac Series M had a

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Amit Pande
November 10, 2005
Page 5

significant recovery of market value when it reset in March 2005 and believe that is a strong indication that both securities will recover market value to at or near par at their next reset dates.

         Interest rates rise and fall as part of economic cycles. In addition, it is expected that yield curves steepen and flatten over time. The market values of these securities are directly affected by the movement of interest rates and the shape of the yield curve. This provides strong evidence that market values of these securities are volatile and that significant price movements can and should be expected to occur. Therefore, we believe that impairment of the market value of these securities is temporary. The market value will recover as the economic cycle changes to a more favorable environment for these securities and that this can reasonably be expected to occur in a reasonable time. Further, in addition to the positive evidence that the impairment with respect to these securities is only temporary, we have no evidence to suggest that: (i) it is probable that we will not recover the amortized cost of these securities; (ii) the expected recovery will not be in a reasonable amount of time; and (iii) we lack both the ability and intent to hold these securities until the expected recovery occurs.

                                    * * * * *

         In connection with these responses, and as requested by the Commission, the Company acknowledges that:

         o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

         o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Amit Pande
November 10, 2005
Page 6

         We trust that the above information is responsive to the staff's comments. Please direct any additional comments or questions to the undersigned at (610) 366-1800, or to our attorney, Ned Quint, at (202) 274-2007.

                                           Sincerely,

                                           \s\ Harry C. Birkhimer

                                           Harry C. Birkhimer
                                           Vice President and Treasurer

cc:      Amanda Roberts, Securities and Exchange Commission
         Mark W. Jaindl, President and Chief Executive Officer
         Ned Quint, Esq.
         Steven E. Morehart, Partner, Beard Miller Company LLP